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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20540


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No __1__)*

          Price Enterprises, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

          Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

               741444103
               -------------------------------------------------------
                                 (CUSIP Number)

Daniel T. Carter 4649 Morena Blvd. San Diego, CA 92117
- --------------------------------------------------------------------------------
(Name, Address and Telephone of Person Authorized to Receive Notice and Communications) (619) 581-4889

               February 9, 1995
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial, ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5

                                  SCHEDULE 13D

CUSIP No. 741444103

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sol Price
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
   N/A                                                                   (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S. Citizen


                    7    SOLE VOTING POWER
     NUMBER OF           See Attached
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            See Attached
       EACH
 REPORTING PERSON   9    SOLE DISPOSITIVE POWER
       WITH              See Attached

                    10   SHARED DISPOSITIVE POWER
                         See Attached

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,293,660

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8,293,660
     ----------- = 35.71%
     23,224,028

14   TYPE OF REPORTING PERSON*
     IN



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                                                                    Page 3 of 5

                                 SCHEDULE 13D

Number of Shares Beneficially Owned by Each Reporting Person With


7) Sole Voting Power

1,537,910 By Sol Price as Trustee of Sol & Helen Price Trust
  610,490 By Sol Price as Trustee of Price Charitable Remainder Trust 6,144,760 By Sol Price as Trustee of Price Family Charitable Trust
- ---------
8,293,160 TOTAL


8) Shared Voting Power

500 by Sol Price as a Director of the Sol & Helen Price Foundation


9) Sole Dispositive Power


1,537,910 By Sol Price as Trustee of Sol & Helen Price Trust
  610,490 By Sol Price as Trustee of Price Charitable Remainder Trust 6,144,760 By Sol Price as Trustee of Price Family Charitable Trust
- ---------
8,293,160 TOTAL


10) Shared Dispositive Power


500 by Sol Price as a Director of the Sol & Helen Price Foundation


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                                                                     Page 4 of 5


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D



1.   SECURITY AND ISSUER

     Price Enterprises, Inc.
     Common Stock
     Daniel Carter, Exec. V.P. and Secretary
     4649 Morena Blvd.
     San Diego, CA  92117

2.   IDENTITY AND BACKGROUND

     a)   Sol Price
     b)   7979 Ivanhoe Avenue, Suite 520
          La Jolla, CA 92037
     c)   Self-employed investor
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS

     All shares were acquired through a one-for-one exchange offer of shares of common stock of Price/Costco, Inc. for shares of common stock of Price Enterprises, Inc., pursuant to the Offering Circular/Prospectus of Price/Costco, Inc. and Price Enterprises, Inc., dated November 21, 1994, as supplemented (the "Exchange Offer").

4.   PURPOSE OF TRANSACTION

     The purpose of the acquisition of Price Enterprises common stock through the Exchange Offer was for investment purposes only.

5.   INTEREST IN SECURITIES OF THE ISSUER

     a) The aggregate number of shares beneficially owned (8,293,660 or 35.71%) is held as follows:

          - 1,537,910 shares by Sol Price as Trustee of Sol and Helen Price Trust U/T/D 2/20/70.

          -    610,490 shares by Sol Price as Trustee of Price Charitable
               Remainder Trust U/T/D   1/10/83.

          -    6,144,760 shares by Sol Price as Trustee of Price Family
               Charitable Trust U/T/D   3/10/84.

          - 500 shares by Sol Price as a Director of the Sol & Helen Price Foundation.

          These shares do not include the 2,877,928 shares (approximately 12.39%) of Price Enterprises common stock beneficially owned by Robert Price, the son of Sol Price.

     b) The power to vote and the power to dispose of such shares is as follows:

          Sole power to vote or direct the vote:                     8,293,160

          Shared power to vote or direct the vote:                         500

          Sole power to dispose or direct the disposition:           8,293,160

          Shared power to dispose or direct the disposition:               500

     c) On December 21, 1994, Sol Price, as Trustee of Sol and Helen Price Trust, Price Charitable Remainder Trust and Price Family Charitable Trust, acquired 8,293,160 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, the Sol & Helen Price Foundation, of which Sol Price is a Director, acquired
          500 shares of Price Enterprises common stock through the Exchange
          Offer.

          As comtemplated by the Exchange Offer, on February 9, 1995, Price/Costco consummated the sale to Price Enterprises, effective as of February 6, 1995, of the remaining 3,775,972 shares of Price Enterprises common stock owned by Price/Costco following consummation of the Exchange Offer. Such sale reduced the number of outstanding shares of Price Enterprises common stock from 27,000,000 to 23,224,028 and correspondingly increased Sol Price's percentage ownership of Price Enterprises common stock from approximately 30.72% to approximately 35.71%.

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                                                                     Page 5 of 5



     d)   N/A
     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A

7.   EXHIBITS

     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1995                   /s/ Sol Price
- ------------------------------     ---------------------------------------------
Date                               Sol Price